UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 5, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 23, 2014 HAD | GAB

313423 | 3266184_2.docx

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates July 14, 2014 to July 18, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), in the version dated May 3, 2012 (the 2012 Articles) and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the 2011 Resolutions) and dated as of May 8, 2014 (the 2014 Resolutions and, together with the 2011 Resolutions, the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the 2013 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the 2013 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version effective as of February 2, 2010 (the 2010 Delegation), in the version effective as of March 15, 2012 (the 2012 Delegation) and the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated May 9, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the May 2014 Authorized Officers’ Certificate);

(xii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated July 14, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated July 15, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated July 16, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated July 17, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated July 18, 2014,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

•	(a) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 361,000.00 Airbag Yield Optimization Notes due January 14, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.) CUSIP 90272N408, (b) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Ford Motor Company) CUSIP 90272N317, (c) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 1,005,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N325, (d) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 286,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N333, (e) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272N374, (f) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due January 19, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272N341, (g) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 553,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) CUSIP 90272N382, (h) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 273,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272N358, (i) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 467,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272N390, (j) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 291,666.36 Trigger Yield Optimization Notes due July 14, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90272N366 and (k) a Determination of an Authorized Person dated July 14, 2014, including Annex A, setting forth the terms of the USD 114,925.28 Trigger Yield Optimization Notes due July 14, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272N416,

•	(a) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due July 17, 2015 (Linked to the performance of the common stock of BlackBerry Limited) CUSIP 90272N507, (b) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 17, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272N481, (c) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 17, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272N515, (d) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 312,000.00 Trigger Phoenix Autocallable Optimization Securities due July 17, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N457, (e) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due July 17, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.) CUSIP 90272N424, (f) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Hewlett-Packard Company) CUSIP 90272N465, (g) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 1,130,000.00 Trigger Phoenix Autocallable Optimization Securities due January 19, 2016 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) CUSIP 90272N531, (h) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272N473, (i) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 209,573.28 Trigger Yield Optimization Notes due July 15, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90272N523, (j) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 199,962.80 Trigger Yield Optimization Notes due July 15, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90272N440 and (k) a Determination of an Authorized Person dated July 15, 2014, including Annex A, setting forth the terms of the USD 119,973.60 Trigger Yield Optimization Notes due July 16, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272N499,

•	(a) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due July 16, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90272N630, (b) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 150,000.00 Airbag Yield Optimization Notes due January 14, 2016 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272N614, (c) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 390,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272N580, (d) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N564, (e) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N572, (f) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272N549, (g) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272N648, (h) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272N598, (i) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272N606, (j) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272N622, (k) a Determination of an Authorized Person dated July 16, 2014, including Annex A, setting forth the terms of the USD 359,756.55 Trigger Yield Optimization Notes due January 14, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90272N556, (l) a Written Statement and Instructions of Authorized Persons dated July 16, 2014, including Annex A, setting forth the terms of the USD 6,483,000 Airbag Phoenix Autocallable Optimization Securities due January 15, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90273E456 and Annex B, setting forth the terms of the USD 1,345,000 Airbag Phoenix Autocallable Optimization Securities due January 15, 2016 (Linked to the common stock of Michael Kors Holdings Limited) CUSIP 90273E464, (m) a Written Statement and Instructions of Authorized Persons dated July 16, 2014, including Annex A, setting forth the terms of the USD 3,235,000 Contingent Income Auto-Callable Securities due July 18, 2019 (Linked to the worst performing index between the EURO STOXX 50® Index and the Russell 2000® Index) CUSIP 90273E472, (n) a Written Statement and Instructions of Authorized Persons dated July 16, 2014, including Annex A, setting forth the terms of the USD 310,000 Return Notes due July 29, 2015 (Linked to a Basket of Equities) CUSIP 90270KCU1, (o) a Written Statement and Instructions of Authorized Persons dated July 16, 2014, including Annex A, setting forth the terms of the USD 2,626,000 Trigger Autocallable Optimization Securities due July 15, 2016 (Linked to the Russell 2000® Index) CUSIP 90273E324 and (p) a Written Statement and Instructions of Authorized Persons dated July 16, 2014, including Annex A, setting forth the terms of the USD 303,500 Trigger Phoenix Autocallable Optimization Securities due July 17, 2019 (linked to the American depositary shares of Banco Santander, S.A.) CUSIP 90273E431, Annex B, setting forth the terms of the USD 3,316,060 Trigger Phoenix Autocallable Optimization Securities due July 17, 2019 (linked to the common stock of Kinder Morgan, Inc.) CUSIP 90273E449 and Annex C, setting forth the terms of the USD 1,328,100 Trigger Phoenix Autocallable Optimization Securities due July 17, 2019 (linked to the common stock of Lincoln National Corporation) CUSIP 90273E423,

•	(a) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 142,200.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N689, (b) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 144,400.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272N697, (c) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 1,280,000.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2016 (Linked to the performance of the common stock of Hewlett-Packard Company) CUSIP 90272N739, (d) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) CUSIP 90272N671, (e) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due January 22, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90272N663, (f) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 121,000.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272N721, (g) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 224,760.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272N655, (h) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 162,000.00 Trigger Phoenix Autocallable Optimization Securities due January 22, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272N705, (i) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 185,000.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272N713 and (j) a Determination of an Authorized Person dated July 17, 2014, including Annex A, setting forth the terms of the USD 6,751,500 Contingent Income Auto-Callable Securities with Step-Down Call Threshold Levels due July 19, 2017 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90273E480, and

•	(a) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272N754, (b) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Cameco Corporation) CUSIP 90272N762, (c) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.) CUSIP 90272N747, (d) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90272N770, (e) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due July 22, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273G139, (f) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90272N788, (g) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 395,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N861, (h) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90272N796, (i) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272N804, (j) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due July 22, 2016 (Linked to the performance of the common stock of Lincoln National Corporation) CUSIP 90273G105, (k) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272N812, (l) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Rackspace Hosting, Inc.) CUSIP 90272N820, (m) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Silver Wheaton Corp.) CUSIP 90272N838, (n) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90272N846, (o) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of TripAdvisor, Inc.) CUSIP 90272N887, (p) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due July 22, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272N879, (q) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 665,000.00 Trigger Phoenix Autocallable Optimization Securities due July 22, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273G121 and (r) a Determination of an Authorized Person dated July 18, 2014, including Annex A, setting forth the terms of the USD 381,702.02 Trigger Yield Optimization Notes due July 20, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272N853,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the May 2014 Authorized Officer’s Certificate, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail from Jonathan Mandarakas dated December 10, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of December 23, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the May 2014 Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the May 2014 Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the 2011 Resolution, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	as of the date of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates are deemed to be references to the May 2014 Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*     *     *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 5, 2015

(1)	Securities with issue date July 14, 2014

1.	USD 361,000.00 Airbag Yield Optimization Notes due January 14, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.) CUSIP 90272N408, issued through UBS AG, London Branch

2.	USD 200,000.00 Trigger Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Ford Motor Company) CUSIP 90272N317, issued through UBS AG, London Branch

3.	USD 1,005,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N325, issued through UBS AG, London Branch

4.	USD 286,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N333, issued through UBS AG, London Branch

5.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272N374, issued through UBS AG, London Branch

6.	USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due January 19, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272N341, issued through UBS AG, London Branch

7.	USD 553,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) CUSIP 90272N382, issued through UBS AG, London Branch

8.	USD 273,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272N358, issued through UBS AG, London Branch

9.	USD 467,000.00 Trigger Phoenix Autocallable Optimization Securities due July 16, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272N390, issued through UBS AG, London Branch

10.	USD 291,666.36 Trigger Yield Optimization Notes due July 14, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90272N366, issued through UBS AG, London Branch

11.	USD 114,925.28 Trigger Yield Optimization Notes due July 14, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272N416, issued through UBS AG, London Branch

(2)	Securities with issue date July 15, 2014

12.	USD 100,000.00 Airbag Yield Optimization Notes due July 17, 2015 (Linked to the performance of the common stock of BlackBerry Limited) CUSIP 90272N507, issued through UBS AG, London Branch

13.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 17, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272N481, issued through UBS AG, London Branch

14.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 17, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272N515, issued through UBS AG, London Branch

15.	USD 312,000.00 Trigger Phoenix Autocallable Optimization Securities due July 17, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N457, issued through UBS AG, London Branch

16.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due July 17, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.) CUSIP 90272N424, issued through UBS AG, London Branch

17.	USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Hewlett-Packard Company) CUSIP 90272N465, issued through UBS AG, London Branch

18.	USD 1,130,000.00 Trigger Phoenix Autocallable Optimization Securities due January 19, 2016 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) CUSIP 90272N531, issued through UBS AG, London Branch

19.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272N473, issued through UBS AG, London Branch

20.	USD 209,573.28 Trigger Yield Optimization Notes due July 15, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90272N523, issued through UBS AG, London Branch

21.	USD 199,962.80 Trigger Yield Optimization Notes due July 15, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90272N440, issued through UBS AG, London Branch

22.	USD 119,973.60 Trigger Yield Optimization Notes due July 16, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272N499, issued through UBS AG, London Branch

(3)	Securities with issue date July 16, 2014

23.	USD 100,000.00 Airbag Yield Optimization Notes due July 16, 2015 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90272N630, issued through UBS AG, London Branch

24.	USD 150,000.00 Airbag Yield Optimization Notes due January 14, 2016 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272N614, issued through UBS AG, London Branch

25.	USD 390,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272N580, issued through UBS AG, London Branch

26.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N564, issued through UBS AG, London Branch

27.	USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N572, issued through UBS AG, London Branch

28.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272N549, issued through UBS AG, London Branch

29.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272N648, issued through UBS AG, London Branch

30.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due July 20, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272N598, issued through UBS AG, London Branch

31.	USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272N606, issued through UBS AG, London Branch

32.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due July 18, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272N622, issued through UBS AG, London Branch

33.	USD 359,756.55 Trigger Yield Optimization Notes due January 14, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90272N556, issued through UBS AG, London Branch

34.	USD 6,483,000 Airbag Phoenix Autocallable Optimization Securities due January 15, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90273E456, issued through UBS AG, London Branch

35.	USD 1,345,000 Airbag Phoenix Autocallable Optimization Securities due January 15, 2016 (Linked to the common stock of Michael Kors Holdings Limited) CUSIP 90273E464, issued through UBS AG, London Branch

36.	USD 3,235,000 Contingent Income Auto-Callable Securities due July 18, 2019 (Linked to the worst performing index between the EURO STOXX 50® Index and the Russell 2000® Index) CUSIP 90273E472, issued through UBS AG, London Branch

37.	USD 310,000 Return Notes due July 29, 2015 (Linked to a Basket of Equities) CUSIP 90270KCU1, issued through UBS AG, London Branch

38.	USD 2,626,000 Trigger Autocallable Optimization Securities due July 15, 2016 (Linked to the Russell 2000® Index) CUSIP 90273E324, issued through UBS AG, London Branch

39.	USD 303,500 Trigger Phoenix Autocallable Optimization Securities due July 17, 2019 (linked to the American depositary shares of Banco Santander, S.A.) CUSIP 90273E431, issued through UBS AG, London Branch

40.	the USD 3,316,060 Trigger Phoenix Autocallable Optimization Securities due July 17, 2019 (linked to the common stock of Kinder Morgan, Inc.) CUSIP 90273E449, issued through UBS AG, London Branch

41.	the USD 1,328,100 Trigger Phoenix Autocallable Optimization Securities due July 17, 2019 (linked to the common stock of Lincoln National Corporation) CUSIP 90273E423, issued through UBS AG, London Branch

(4)	Securities with issue date July 17, 2014

42.	USD 142,200.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N689, issued through UBS AG, London Branch

43.	USD 144,400.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272N697, issued through UBS AG, London Branch

44.	USD 1,280,000.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2016 (Linked to the performance of the common stock of Hewlett-Packard Company) CUSIP 90272N739, issued through UBS AG, London Branch

45.	USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) CUSIP 90272N671, issued through UBS AG, London Branch

46.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due January 22, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90272N663, issued through UBS AG, London Branch

47.	USD 121,000.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272N721, issued through UBS AG, London Branch

48.	USD 224,760.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272N655, issued through UBS AG, London Branch

49.	USD 162,000.00 Trigger Phoenix Autocallable Optimization Securities due January 22, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272N705, issued through UBS AG, London Branch

50.	USD 185,000.00 Trigger Phoenix Autocallable Optimization Securities due July 21, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272N713, issued through UBS AG, London Branch

51.	USD 6,751,500 Contingent Income Auto-Callable Securities with Step-Down Call Threshold Levels due July 19, 2017 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90273E480, issued through UBS AG, London Branch

(5)	Securities with issue date July 18, 2014

52.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272N754, issued through UBS AG, London Branch

53.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Cameco Corporation) CUSIP 90272N762, issued through UBS AG, London Branch

54.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.) CUSIP 90272N747, issued through UBS AG, London Branch

55.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90272N770, issued through UBS AG, London Branch

56.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due July 22, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273G139, issued through UBS AG, London Branch

57.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90272N788, issued through UBS AG, London Branch

58.	USD 395,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272N861, issued through UBS AG, London Branch

59.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90272N796, issued through UBS AG, London Branch

60.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272N804, issued through UBS AG, London Branch

61.	USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due July 22, 2016 (Linked to the performance of the common stock of Lincoln National Corporation) CUSIP 90273G105, issued through UBS AG, London Branch

62.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272N812, issued through UBS AG, London Branch

63.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Rackspace Hosting, Inc.) CUSIP 90272N820, issued through UBS AG, London Branch

64.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Silver Wheaton Corp.) CUSIP 90272N838, issued through UBS AG, London Branch

65.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90272N846, issued through UBS AG, London Branch

66.	USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due January 25, 2016 (Linked to the performance of the common stock of TripAdvisor, Inc.) CUSIP 90272N887,

67.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due July 22, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272N879, issued through UBS AG, London Branch

68.	USD 665,000.00 Trigger Phoenix Autocallable Optimization Securities due July 22, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273G121, issued through UBS AG, London Branch

69.	USD 381,702.02 Trigger Yield Optimization Notes due July 20, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272N853, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 5 January 2015